FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on March 15, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: March 15, 2012

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FOURTH QUARTER AND FULL YEAR 2011

NASSAU, Bahamas, March 15, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2011.

Full Year 2011 highlights:

•	Recorded full year 2011 revenues of $304.5 million;

•
Recorded adjusted consolidated EBITDA of $54.0 million in 2011;1 includes $31.4 million from River Business segment adjusted EBITDA, $19.9 million from Offshore Supply Business segment adjusted EBITDA and $5.0 million from Ocean Business segment adjusted EBITDA);

•
Recorded total net loss and EPS of $(18.8) million and $(0.64) respectively, in 2011 which includes the effect of a $3.6 million gain for deferred taxes on an unrealized foreign exchange loss on U.S. dollar- denominated debt of our Brazilian subsidiary in our Offshore Supply Business2. Excluding the effect of this gain the adjusted net loss and adjusted net loss per share are $(22.4) million and $(0.76) per share, respectively;

•
Took delivery of the UP Jasper on June 10, 2011, the eighth PSV in the Company's Offshore Supply Business fleet. The vessel was positioned into the North Sea where she started operations on September 29, 2011 under a time charter;

•	River segment and Offshore Supply segment Adjusted EBITDA increased 20% and 15%, respectively, compared with 2010;

•
Entered into two parallel loan agreements for a combined amount of $25.0 million during December 2011 with International Finance Corporation and The OPEC Fund for International Development as part of the financing of our growth in the River Business;

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release

•	Constructed, sold and delivered during 2011 twenty jumbo barges for non-related third parties in our Punta Alvear Yard in South America; and

•
Finished during the fourth quarter the reengining and repowering of three pushboats in our River Business fleet, increasing the number of pushboats that have already been re-engined to four out of a total of eleven to be re-engined as part of the initiative.

Fourth Quarter 2011 highlights:

•	Recorded revenues of $96.2 million in the fourth quarter of 2011;

•	Recorded adjusted EBITDA of $16.1 million for the fourth quarter of 2011, $6.1 million higher than in the equivalent period of 2010; and

•
Recorded total net loss and EPS of $(6.5) million and $(0.22) respectively, in the fourth quarter of 2011 compared with total net loss and EPS of $(6.9) million and $(0.23) respectively in the same period of 2010.  The fourth quarter 2011 results include the effect of a $0.5 million gain for deferred taxes on an unrealized foreign exchange loss on U.S. dollar- denominated debt of our Brazilian subsidiary in our Offshore Supply Business3. Excluding the effect of this gain the adjusted net loss and adjusted net loss per share are $(7.0) million and $(0.24) per share, respectively.

•
In our River Business we sold to a third party for export to Colombia 14 barges where we will provide management services for a new river operation and we completed an arbitration related to an underperformance of an iron ore contract for which we received a settlement of $5.3 million.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "During 2011, quarter by quarter, we made progress implementing our growth strategy as we took delivery of a number of the assets we invested in over the past few years."

Mr. Menéndez continued, "For the fourth quarter, we increased Adjusted Consolidated EBITDA by 61% over the same period of 2010. This was a result of strong Adjusted EBITDA growth in both the River and Offshore Supply businesses. Notably, the fourth quarter was the first full quarter in which we operated eight vessels in our Offshore business."

Mr. Menéndez concluded, "We look forward to taking delivery of four additional new PSVs, which will enable the Company to grow its PSV fleet to twelve. Importantly, the first of these four vessels is scheduled for delivery in May 2012 and has already been chartered in Brazil for four years at a strong rate. Our River Business continues to grow and the long-term prospects of this business remain very strong. While 2012 results in our River Business are expected to be affected by the drought experienced in the area of influence of the Hidrovia, we have partially compensated the reduction in agricultural production with larger quantities of iron ore. Our new container operation has remained very active and we are optimistic about future growth prospects in the sector. Finally, our Product Tanker fleet continues to be employed in the South American trade on charters with oil majors."

3 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Overview of Financial Results

Total revenues for full year and fourth quarter 2011 were $304.5 million and $96.2 million, as compared with $230.4 million and $57.0 million, respectively, in the same periods of 2010.

Adjusted EBITDA for full year and fourth quarter 2011 was $54.0 million and $16.1 million, respectively, as compared with $61.3 million and $10.0 million, respectively, in the same periods of 2010. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the full year and fourth quarter of 2011 was of $(18.8) million or $(0.64) per share and $(6.5) million or $(0.22) per share, respectively, as compared with net loss of $(5.4) million or $(0.18) per share, and net loss of $(6.9) million or $(0.23) per share, respectively, during the same periods of 2010. Full year and fourth quarter 2011 net loss include a $3.6 million provision or $0.12 per share and $0.5 million provision or $0.02 per share, respectively, for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Excluding the effect of these gains, the adjusted net loss and adjusted net loss per share for the full year and fourth quarter of 2011 are $(22.4) million or $(0.76) per share and $(7.0) million or $(0.24) per share, respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "In 2011 we transitioned the Company so that its earnings now reflect the growth in its River and Offshore Supply businesses. Our debt profile includes medium to long term loans with debt service arranged to be serviced from free cash flow of the underlying asset. As a result we have balanced yearly principal repayments in the medium term and we have no refinancing requirements in the near term. Additionally, we are in compliance with our covenant requirements and are committed to maintaining a strong financial position for the benefit of our shareholders."

Business Segment Highlights

River

The River Business experienced a 14% increase in the volume of cargo transported in the full year 2011 as compared with the same period of 2010.

Full year and fourth quarter 2011 River segment adjusted EBITDA was $31.4 million and $10.6 million, respectively, versus $26.2 million and $3.9 million in the same periods of 2010, equivalent to an increase of 20% and 172%. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

In the fourth quarter of 2011 we satisfactorily resolved a dispute in respect of an underperforming iron ore contract for which we received a $5.3 million settlement.

Our operating costs in the River Business, particularly manning costs, have been severely impacted by revaluation of the local currency or by inflationary pressure on costs not reflected in a proportional devaluation of the local currencies in respect of the U.S. dollar

The soybean crop in Paraguay for 2011 was 8.4 million tons. In its latest report issued on March 12, 2012, the USDA estimates that the soybean crop in Paraguay will likely decrease to 5.0 million tons in 2012, a decrease of 40% year on year. This decrease is mainly attributable to the effects of a severe drought and higher than average temperatures in January and February in large parts of Argentina and central Brazil as well as Paraguay. Soybean and particularly the early variety crop in Paraguay suffered severe impacts on their yields. However, the long-term growth prospects of the agricultural sector along the Hidrovia continues unabated as the seeded area is expected to continue to grow. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. Partially offsetting the milder prospects for agricultural products in the Hidrovia, iron ore production in the three mines connected with the river system has increased substantially. We have gone early in the year into the market to fix the available capacity left by agricultural products on contracts for carrying iron ore. Although these ore volumes will partially replace volume-wise the decrease in soybean cargo, such replacement will come at lower margins due to the longer round trips associated with iron ore and consequent higher fuel consumption. The Company continues to add capacity and implement various margin-expansion initiatives as we position Ultrapetrol to profitably capitalize on the long term growing demand.

The Company's barge building shipyard, which is the most modern in South America, has been in operation since the first quarter of 2010. We believe this shipyard will allow the Company to meet the incremental demand growth resulting from the projected increases in volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet within the next five years. The Company also builds jumbo barges for third parties in its Punta Alvear Yard and as part of that effort built and delivered twenty jumbo barges for third parties in 2011. The Company has successfully continued its re-engining and re-powering programs that aims to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming. Four fuel-consuming pushboats are now in operation and two more will commence operation at the end of the second quarter. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business, we operated seven vessels since March 2011, and repositioned our UP Jasper from China to the North Sea, where she commenced service in October 2011, thus effectively operating eight PSVs during the fourth quarter of 2011. The adjusted EBITDA generated by the Offshore Supply segment during the full year and fourth quarter of 2011 was $19.9 million and $6.0 million, respectively, or 15% and 33% higher than the $17.3 million and $4.5 million respectively generated in the same periods of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the full year and fourth quarter 2011 increased by 19% and 21% respectively against the same periods of 2010. The 21% increase was primarily attributable to the operation of our UP Turquoise for the full quarter and a 10-day spot operation for the UP Jasper while repositioning from China to the North Sea followed by her employment in the North Sea on a time charter.

In Brazil, operating costs, particularly manning costs, have increased primarily from the revaluation of the local currency and inflationary pressure on salaries and expenses both of which affected our earnings during parts of 2011.

As planned, Ultrapetrol continues its building program in India that will add four new vessels to the fleet and increase capacity by approximately 50%. We expect to take delivery of the first of these four PSVs during the second quarter of 2012.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans, while the activity in the North Sea has increased. In addition, Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling.

Ocean

The Ocean segment generated adjusted EBITDA of $5.0 million and $0.2 million in the full year and fourth quarter of 2011, respectively as compared to adjusted EBITDA of $18.4 million and $0.2 million in the same periods of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 16% yearly increase in revenues from $56.1 million to $65.3 million is mainly attributable to two factors: 1) the operation of our container feeder vessels, Asturiano and Argentino for the full year 2011, which started operations in May 2010 and January 2011 respectively; and 2) the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs. These effects were partly offset by the sales of some of our Capesize vessels during 2010, which contributed significantly to our revenues until the sale of Princess Katherine in September 2010.

The Company operated a total of four vessels in its Product Tanker fleet in the full year and fourth quarter of 2011 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

In our Ocean Business, again inflationary pressures particularly in manning costs not compensated by a proportional devaluation of the local currency against the U.S. dollar have resulted in an increase in operating costs. The volumes in our container service particularly in the southbound leg have been sustained at high levels. If this tendency continues we will obtain a better than expected result from this business in the coming year.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, March 16, 2012, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 888-566-6146 (toll-free U.S.) or +1-630-395-0200 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-423-4833 (toll-free U.S.) or +1-203-369-0845 (outside of the U.S.); passcode: 31612. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

Supplemental Information:  Summary consolidated financial data

The following summary financial information set forth below is for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

(Stated in thousands of U.S. dollars, except par value and share amounts)

		Year Ended December 31,
	2011	2010	2009	2008	2007
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$304,482	$230,445	$220,529	$303,575	$193,807
Operating and manufacturing expenses (1)	(224,607)	(150,922)	(140,607)	(164,476)	(104,507)
Depreciation and amortization	(39,144)	(34,371)	(41,752)	(38,620)	(30,268)
Loss on write-down of vessels	--	--	(25,000)	--	--
Administrative and commercial expenses	(29,604)	(27,051)	(25,065)	(24,396)	(20,355)
Other operating income, net	8,257	617	2,844	6,513	10,944
Operating profit (loss)	19,384	18,718	(9,051)	82,596	49,621

Financial expense and foreign currency (losses) gains, net	(37,978)	(26,417)	(23,237)	(30,542)	(20,440)
Financial income	332	399	340	1,156	2,916
(Loss) gains on derivatives, net	(16)	10,474	241	8,816	(17,801)
Investments in affiliates	(1,073)	(341)	(28)	(442)	(28)
Other, net	(621)	(875)	(707)	(558)	(339)

(Loss) Income from continuing operations before income taxes	(19,972)	1,958	(32,442)	61,026	13,929
Income taxes benefit (expense)	1,737	(6,363)	(5,355)	4,173	(4,832)

(Loss) Income from continuing operations	$(18,235)	$(4,405)	$(37,797)	$65,199	$9,097
(Loss) from discontinued operations (2)	$--	$(515)	$(2,131)	$(16,448)	$(3,917)
Net (Loss) Income	$(18,235)	$(4,920)	$(39,928)	$48,751	$5,180

Net Income (loss) attributable to non-controlling interest	570	451	(90)	1,228	739

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	(39,838)	47,523	4,441
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(18,805)	(4,856)	(37,707)	63,971	8,358
(Loss) from discontinued operations	--	(515)	(2,131)	(16,448)	(3,917)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	(39,838)	47,523	4,441
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.64)	$(0.16)	$(1.28)	$1.99	$0.26
From discontinued operations	$--	$(0.02)	$(0.07)	$(0.51)	$(0.12)
	$(0.64)	$(0.18)	$(1.35)	$1.48	$0.14
Basic weighted average number of shares	29,547,365	29,525,025	29,426,429	32,114,199	31,596,346
Diluted weighted average number of shares	29,547,365	29,525,025	29,426,429	32,213,741	31,923,350

Balance Sheet Data (end of period):
Cash and cash equivalents	$34,096	$105,570	$53,201	$105,859	$64,262
Restricted cash - current	6,819	1,661	1,658	2,478	--
Working capital (3)	32,245	98,318	68,352	135,746	64,768
Vessels and equipment, net	671,445	612,696	571,478	552,683	452,544
Total assets	830,287	823,797	732,934	825,059	622,160
Total debt (4)	517,762	501,657	407,539	415,507	334,514
Ultrapetrol (Bahamas) Limited stockholders' equity	244,297	263,463	283,703	371,889	253,142
Non-controlling interest	5,874	5,331	4,880	4,970	3,742
Total equity	250,171	268,794	288,583	376,859	256,884

Statement of Cash Flow Data:
Total cash flows provided by operating activities	14,757	18,894	38,716	71,257	41,900
Total cash flows used in investing activities	(97,863)	(54,139)	(83,598)	(87,991)	(200,648)
Total cash flows provided by (used in) financing activities	11,632	87,614	(7,776)	58,331	202,362
Consolidated EBITDA as defined in the Notes due 2014 (5)	$54,028	$39,296	$56,445	$116,859	$64,968
Adjusted Consolidated EBITDA (5)	$54,028	$61,293	$57,129	$116,859	$64,968

(1)
Operating and manufacturing expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2011	2010	2009	2008	2007
		(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$14,772	$20,844	$38,679	$79,902	$40,451
Net cash (used in) provided by operating activities from discontinued operations	(15)	(1,950)	37	(8,645)	1,449
Total cash flows from operating activities	14,757	18,894	38,716	71,257	41,900
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	7,748	(6,974)	(14,052)	15,415	6,354
Expenditure for drydocking	3,478	8,204	5,242	3,105	2,724
Income taxes (benefit) expense	(1,737)	6,363	5,355	(4,173)	4,832
Financial expenses	35,426	25,925	24,248	25,128	20,440
(Losses) Gains on derivatives, net	(16)	10,474	241	8,816	(17,801)
Gain on disposal of assets	--	724	1,415	--	10,282
Adjustment attributable to UP Offshore declassification (1)	--	(21,997)	(684)	--	--
Net loss (income) attributable to non-controlling interest	(570)	(451)	90	(1,228)	(739)
Other adjustments	(5,073)	(3,306)	(2,570)	(3,419)	(2,645)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	15	1,435	(1,566)	1,457	(2,114)
Expenditure for drydocking	--	--	--	289	2,124
Other adjustments	--	5	10	212	(389)

EBITDA as defined in the Notes due 2014 from continuing operations	$54,028	$39,806	$57,964	$123,546	$63,898
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$(510)	$(1,519)	$(6,687)	$1,070
Consolidated EBITDA as defined in the Notes due 2014	$54,028	$39,296	$56,445	$116,859	$64,968

Plus
Adjustment attributable to UP Offshore declassification (1)	$--	$21,997	$684	$--	$--
Adjusted Consolidated EBITDA	$54,028	$61,293	$57,129	$116,859	$64,968

(1)
As of September 30, 2009, our board of directors declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the indenture governing the Notes due 2014. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of that indenture.

The following table contains our audited consolidated balance sheets at December 31, 2011 and 2010

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2011	2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$34,096	$105,570
Restricted cash	6,819	1,661
Accounts receivable, net of allowance for doubtful accounts of $841 and $555 in 2011 and 2010, respectively	30,993	24,675
Operating supplies	4,520	3,176
Prepaid expenses	3,212	3,643
Other receivables	26,392	24,153
Other current assets	101	117
Total current assets	106,133	162,995
NONCURRENT ASSETS

Other receivables	15,370	5,796
Restricted cash	1,483	1,183
Vessels and equipment, net	671,445	612,696
Dry dock	5,088	5,688
Investments in and receivables from affiliates	6,851	6,824
Intangible assets	976	1,151
Goodwill	5,015	5,015
Other assets	12,573	13,145
Deferred income tax assets	5,353	9,304
Total noncurrent assets	724,154	660,802
Total assets	$830,287	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$33,990	$24,054
Accrued interest	4,769	2,278
Current portion of long-term financial debt	21,504	27,586
Other current liabilities	13,625	10,759
Total current liabilities	73,888	64,677
NONCURRENT LIABILITIES

Long-term financial debt	491,489	471,793
Deferred income tax liabilities	12,951	16,142
Other liabilities	1,788	2,391
Total noncurrent liabilities	506,228	490,326
Total liabilities	580,116	555,003

EQUITY
Common stock, $0.01 par value: 100,000,000 authorized shares; 30,011,628 and 29,943,653 shares outstanding in 2011 and 2010, respectively	339	338
Additional paid-in capital	272,302	271,224
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(6,819)	11,986
Accumulated other comprehensive income (loss)	(2,037)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	244,297	263,463

Non-controlling interest	5,874	5,331
Total equity	250,171	268,794
Total liabilities and equity	$830,287	$823,797

The following table contains our audited statements of cash flows for the years ended December 31, 2011, 2010 and 2009:

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(18,235)	$(4,920)	$(39,928)
Adjustments to reconcile net (loss) to total cash flows provided by operating activities:
Loss from discontinued operations	-	515	2,131
Depreciation of vessels and equipment	34,891	29,880	37,609
Amortization of dry docking	4,078	4,186	3,425
Expenditure for dry docking	(3,478)	(8,204)	(5,242)
(Loss) gains on derivatives, net	16	(10,474)	(241)
Debt issuance expense amortization	2,323	1,340	1,026
Amortization of intangible assets	175	305	718
(Gain) on sale of vessels	-	(724)	(1,415)
Net losses from investments in affiliates	1,073	341	28
Allowance for doubtful accounts	598	359	(21)
Loss on write-down of vessels	-	-	25,000
Share - based compensation	1,079	1,266	1,537
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,916)	(8,632)	1,401
Other receivables, operating supplies and prepaid expenses	(12,302)	(2,827)	7,940
Other	(2,261)	1,369	2,170
Increase (decrease) in liabilities:
Accounts payable	10,324	10,661	(7,609)
Other payables	3,407	6,403	9,055
Other	-	-	1,095
Net cash provided by operating activities from continuing operations	14,772	20,844	38,679
Net cash (used in) provided by operating activities from discontinued operations	(15)	(1,950)	37
Total cash flows provided by operating activities	14,757	18,894	38,716
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(97,863)	(105,247)	(90,095)
Proceeds from disposals of vessels, net	-	36,584	9,840
Other investing activities, net	-	12,574	(3,343)
Net cash (used in) investing activities from continuing operations	(97,863)	(56,089)	(83,598)
Net cash provided by investing activities from discontinued operations	-	1,950	-
Total cash flows used in investing activities	(97,863)	(54,139)	(83,598)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(13,286)	(11,292)	(13,594)
Early repayment of long-term financial debt	-	-	(22,894)
Revolving credit facility borrowings	10,500	-	-
Revolving credit facility repayments	(25,500)	-	-
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	-	76,095	-
Proceeds from long-term financial debt	41,900	25,000	29,079
Other financial activities, net	(1,982)	(2,189)	(367)
Net cash provided by (used in) financing activities from continuing operations	11,632	87,614	(7,776)
Net (decrease) increase in cash and cash equivalents	(71,474)	52,369	(52,658)
Cash and cash equivalents at the beginning of year (including $304, $304 and $2,546 related to discontinued operations)	105,570	53,201	105,859
Cash and cash equivalents at the end of year (including $289, $304 and $304 related to discontinued operations)	$34,096	$105,570	$53,201

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the years ended December 31, 2011, and 2010:

	Year ended December 31,
($000's)	2011	2010
Total cash flows provided by operating activities	14,757	18,894
Total cash flows (used in) investing activities	(97,863)	(54,139)
Total cash flows (used in) from financing activities	11,632	87,614

Net cash provided by operating activities from continuing operations	$14,772	$20,844
Net cash (used in) provided by operating activities from discontinued operations	$(15)	$(1,950)
Total cash flows from operating activities	$14,757	$18,894

Plus

Adjustments from continuing operations

Increase / Decrease in operating assets and liabilities	7,748	(6,974)
Expenditure for dry docking	3,478	8,204
Income Taxes	(1,737)	6,363
Financial Expenses	35,426	25,925
Loss on disposal of assets	-	724
Net loss attributable to non-controlling interest	(570)	(451)
Gains on derivatives, net	(16)	10,474
Adjustment attributable to UP Offshore declassification	-	(21,997)
Other adjustments	(5,073)	(3,306)

Adjustments from discontinued operations

Increase / Decrease in operating assets and liabilities	15	1,435
Financial Expenses	-	5

EBITDA as defined in the Notes due 2014 from continuing operations	$54,028	$39,806
EBITDA as defined in the Notes due 2014 from discontinued operations	$-	$(510)
Consolidated EBITDA as defined in the Notes due 2014	$54,028	$39,296

Plus
Adjustment attributable to UP Offshore declassification	$-	$21,997
Non-cash gain on FFAs	-	-
Unrealized non-cash gain on FFAs		-
Adjusted Consolidated EBITDA	$54,028	$61,293

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the years ended December 31, 2011 and 2010, and for the three months ended December 31, 2011 and 2010:

($000's)	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change

Revenues	$304,482	$230,445	32%	$96,151	$56,999	69%

Adjusted EBITDA	$54,028	$61,293	-12%	$16,140	$10,004	61%

Net income (loss) as reported	$(18,805)	$(5,371)	250%	$(6,454)	$(6,878)	-6%
EPS as reported	$(0.64)	$(0.18)	253%	$(0.22)	$(0.23)	-4%

Adjustments to net Income as reported

Income tax on Exchange Variance Provision (1)	(3,615)	1,081		(503)	399
Income tax litigation one time event	0	1,294		0	0

Adjusted Net Income	$(22,420)	$(2,996)	648%	$(6,957)	$(6,479)	7%
Adjusted EPS (In $ per share)	$(0.76)	$(0.10)	660%	$(0.24)	$(0.22)	9%

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2011:

	Fourth quarter ended December 31, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$6,201	$3,495	$(2,371)	$7,325
Depreciation and amortization	4,883	2,586	2,508	9,977
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(357)	(90)	12	(435)
Net (loss) on derivatives, net	-	(1)	-	(1)
Other, net	(175)	-	19	(156)

Segment Adjusted EBITDA	$10,552	$5,990	$168	$16,710

Items not included in Segment Adjusted EBITDA
Financial income				24
Foreign currency (losses) gains, net				(594)

Adjusted Consolidated EBITDA from continuing operations				$16,140
Adjusted Consolidated EBITDA from discontinued operations				$0

Adjusted Consolidated EBITDA				$16,140

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2011:

	Year ended December 31, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$13,138	$10,999	$(4,753)	$19,384
Depreciation and amortization	20,139	9,436	9,569	39,144
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,042)	(570)	(31)	(1,643)
Net (loss) on derivatives, net	-	(16)	-	(16)
Other, net	(791)	3	167	(621)

Segment Adjusted EBITDA	$31,444	$19,852	$4,952	$56,248

Items not included in Segment Adjusted EBITDA
Financial income				332
Foreign currency (losses) gains, net				(2,552)

Adjusted Consolidated EBITDA from continuing operations				$54,028
Adjusted Consolidated EBITDA from discontinued operations				$0

Adjusted Consolidated EBITDA				$54,028

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2010:

	Fourth quarter ended December 31, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(441)	$2,703	$(2,321)	$(59)
Depreciation and amortization	4,646	1,922	2,288	8,856
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(102)	(123)	2	(223)
Net gains on derivatives, net	-	-	204	204
Other, net	(229)	(5)	35	(199)

Segment Adjusted EBITDA	$3,874	$4,497	$208	$8,579

Items not included in Segment Adjusted EBITDA

Financial income				107
Foreign currency (losses) gains, net				1,318

Adjusted Consolidated EBITDA from continuing operations				$10,004
Adjusted Consolidated EBITDA from discontinued operations				$0

Adjusted Consolidated EBITDA				$10,004

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2010:

	Year ended December 31, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$10,244	$10,611	$(2,137)	$18,718
Depreciation and amortization	17,248	7,178	9,945	34,371
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(322)	(451)	(19)	(792)
Net gains on derivatives, net	-	-	10,474	10,474
Other, net	(991)	(2)	118	(875)

Segment Adjusted EBITDA	$26,179	$17,336	$18,381	$61,896

Items not included in Segment Adjusted EBITDA
Financial income				399
Foreign currency (losses) gains, net				(492)

Adjusted Consolidated EBITDA from continuing operations				$61,803
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$61,293